UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 15, 2018: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

MONACO – November 15, 2018 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and nine months ended September 30, 2018.

Quarter Highlights:

•

Net loss of $0.7 million for the three months ended September 30, 2018. Included in the third quarter 2018 results are $2.3 million of scheduled class survey and dry-docking costs related to the Yenisei River, one of the three tri-fuel diesel engine (TFDE) vessels in our fleet;

•

Loss per common unit of $0.07 for the three months ended September 30, 2018;

•

Adjusted Net Income(1) of $3.3 million for the three months ended September 30, 2018;

•

Adjusted Earnings per common unit (1) (2) of $0.04 for the three months ended September 30, 2018;

•

Distributable Cash Flow(1) of $7.5 million during the three months ended September 30, 2018 ;

•

Adjusted EBITDA(1) of $23.5 million for the three months ended September 30, 2018;

•

Reported free cash of $59.5 million and available liquidity of $89.5 million as of September 30, 2018;

•

The Yenisei River completed its scheduled dry-docking and special survey and subsequently entered earlier than anticipated into its multi-year charter with Yamal Trade Pte. (“Yamal”) which was extended from 15 years to 15 years and 180 days.

Subsequent Highlights:

•

Completed a $55.0 million underwritten public offering of 2.2 million 8.75% Fixed to Floating Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”);

•

Declared quarterly cash distribution of $0.25 per common unit in respect of the third quarter of 2018 and $0.5625 per preferred unit in respect of the most recent period.

•

The Lena River completed its scheduled dry-docking and special survey in late October 2018 and subsequently delivered into a multi-month charter with a major energy company, prior to its anticipated delivery to its multi-year charter with Yamal.

(1) Adjusted Net Income, Adjusted Earnings per common unit, Distributable Cash Flow and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Adjusted Earnings per common unit presentation excludes the Series A Preferred Units interest on the Partnership’s net income for the periods presented.

Recent Developments:

Quarterly common unit cash distribution: On October 11, 2018, the Partnership announced a quarterly cash distribution of $0.25 per common unit in respect of the third quarter of 2018 which was paid on October 26, 2018 to all common unitholders of record as of October 19, 2018.

Series A Preferred Units cash distribution: On October 24, 2018, the Partnership announced a cash distribution of $0.5625 per unit of its Series A Preferred Units (NYSE: DLNG PR A) for the period from August 12, 2018 to November 11, 2018, which was paid on November 12, 2018 to all unitholders of record as of November 5, 2018.

Yenisei River early commencement of multi-year charter with Yamal: On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered earlier than anticipated to its multi-year charter contract with Yamal in order to serve the Yamal LNG project, pursuant to an agreement with Yamal according to which the firm charter period was extended from 15 years to 15 years plus 180 days. The initial term of the charter may be extended by three consecutive periods of five years.

Series B Preferred Units public offering: On October 23, 2018, the Partnership completed an underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a price of $25.00 per unit. Distributions will be payable on the Series B Preferred Units up to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. The Partnership has granted the underwriters a 30-day option to purchase up to an additional 330,000 Series B Preferred Units on the same terms and conditions. The Partnership received net proceeds of $53.0 million, after deducting underwriters’ discounts and commissions and estimated offering expenses and intends to use the net proceeds from the public offering for general Partnership purposes, which may include, among other things, the repayment of indebtedness, including the Partnership’s outstanding 6.25% Senior Notes due on October 30, 2019, or the funding of acquisitions or other capital expenditures.

CEO Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the three months ended September 30, 2018.

“Our reported earnings for the third quarter of 2018 were in line with our expectations. Compared to the same period in 2017, our third quarter earnings were impacted by the following occurrences: (i) two of our vessels, the Arctic Aurora and the Ob River, commenced employment under extended charter contracts with their respective charterers at lower rates compared with the previous charter contracts, and (ii) the special survey and dry-docking of the Yenisei River.

“Based on our contracted revenue backlog estimate, we have a high level of visibility and predictability in our future cash flow generating capacity, given that all of our LNG carriers are employed on long- term contracts with an average contract duration of approximately ten years, with the first potential vessel availability in the year 2021 (with only one vessel) and thereafter in the year 2026.  We believe that our best in class contracted revenue backlog estimate of $1.4bn is driven in part by our dominant market share in the ownership and operation of ice class LNG carriers. Going forward we continue to remain focused on the safe and efficient operation of our unique and versatile fleet.

“We are very pleased that the Yamal LNG project is progressing well. Immediately after the completion of its special survey, the Yenisei River commenced employment under a long-term contract with Yamal LNG on August 14, 2018, which was earlier than originally agreed in the charter contract and as a result the contract was extended by an additional 180 days to an aggregate term of 15 years and 180 days.

“The Lena River is currently employed on a multi -month charter contract with a large US gas producer until the vessel commences employment under its 15 year contract with Yamal LNG, which is expected to commence in the second half of 2019.

“We intend to refinance our $250 million unsecured notes due in October 2019.  We are currently performing a review of all of our refinancing options taking into account, among other things, our financial and growth objectives.”

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2018 (unaudited)	September 30, 2017 (unaudited)	September 30, 2018 (unaudited)	September 30, 2017 (unaudited)
Voyage revenues	$31,320	$33,471	$96,116	$104,538
Net Income/ (loss)	$(654)	$3,983	$4,537	$11,714
Adjusted Net Income (1)	$3,275	$7,047	$15,033	$26,172
Operating income	$11,903	$15,893	$41,271	$46,520
Adjusted EBITDA(1)	$23,474	$26,434	$74,507	$80,626
Earnings/ (loss) per common unit	$(0.07)	$0.06	$(0.01)	$0.16
Adjusted Earnings per common unit (1)	$0.04	$0.15	$0.28	$0.57
Distributable Cash Flow (1)	$7,506	$11,295	$27,462	$38,129

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended September 30, 2018 and 2017 Financial Results

Net loss for the three months ended September 30, 2018 was $0.7 million as compared to net income of $4.0 million in the corresponding period of 2017, which represents a decrease of $4.7 million, or 116.4%. The decrease in period net income, as further discussed below, was mainly attributable to:

(i)

the decrease in period operating revenues during the three months ended September 30, 2018, as compared to the same period in 2017, as further elaborated below;

(ii)

costs associated with the Yenisei River dry-dock and special survey which occurred in the third quarter of 2018 (16.5 dry-dock days in the third quarter of 2018 versus 10 dry-dock days in the same period in 2017); and

(iii)

the increase in the weighted average interest of our $480 million Term Loan B in the third quarter of 2018 in comparison to the third quarter of 2017, which correspondingly increased the Partnership’s interest and finance costs for the current period.

Adjusted Net Income for the three months ended September 30, 2018 was $3.3 million as compared to Adjusted Net Income of $7.0 million in the corresponding period of 2017, which represents a decrease of $3.8 million, or 53.5%.  Adjusted EBITDA for the three months ended September 30, 2018 was $23.5 million as compared to Adjusted EBITDA of $26.4 million in the corresponding period of 2017, which represents a decrease of $3.0 million, or 11.2%. The decrease in both Adjusted Net Income and Adjusted EBITDA in the third quarter of 2018 as compared to the corresponding period of 2017 was predominantly attributable to the decrease in the voyage revenues, as further discussed below.

The Partnership’s Distributable Cash Flow for the three-month period ended September 30, 2018 was $7.5 million as compared to $11.3 million in the corresponding period of 2017, which represents a decrease of $3.8 million, or 33.6%, and was due to factors (i) to (iii) outlined above.

For the three-month period ended September 30, 2018, the Partnership reported loss per common unit and Adjusted Earnings per common unit, basic and diluted, of   $0.07 and $0.04, respectively, after taking into account the effect of the Series A Preferred Units interest on the Partnership’s net loss/ Adjusted Net Income. Losses per common unit and Adjusted Earnings per common unit, basic and diluted are calculated on the basis of a weighted average number of 35,490,000 units outstanding during the period and, in the case of Adjusted Earnings per common unit, after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, Distributable Cash Flow and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Voyage revenues were $31.3 million for the three-month period ended September 30, 2018 as compared to $33.5 million for the same period of 2017, which represents a decrease of $2.2 million, or 6.4%.  This decrease was mainly due to:

(i)

lower revenues earned on the Arctic Aurora, which, on August 2, 2018, rolled-over into a new charter with Equinor ASA (“Equinor”) (which was in direct continuation of its previous charter contract with Equinor) at a lower charter rate;

(ii)

lower revenues earned on the Ob River, which completed employment under its multiyear charter contract with Gazprom Global LNG Limited (“Gazprom”) in April 2018 and subsequently began employment  under a ten-year charter party with an entity which is part of the wider Gazprom group of companies at a lower charter rate, and

(iii)

the 16.5 off-hire days of the Yenisei River, which had its scheduled special survey and dry-docking carried out in the third quarter of 2018 (after completion of its five year legacy charter with Gazprom).

This decrease was, however, partially offset by the increase in voyage revenues on our steam turbine vessel, the Clean Energy, which was delivered in accordance with its eight-year charter party with Gazprom in the third quarter of 2018, whereas, the vessel traded in the spot market in the same period of 2017 at lower charter rates.

Vessel operating expenses were $6.4 million, which corresponds to a daily rate of $11,632, for the three-month period ended September 30, 2018, as compared to $6.2 million, or a daily rate of $11,188, in the corresponding period of 2017. This increase was mainly derived from increased spares costs for our tri-fuel diesel engine vessel Yenisei River, which were incurred concurrently with the vessel’s scheduled special survey and dry-docking.

Interest and finance costs were $12.8 million in the third quarter of 2018 as compared to $11.8 million in the third quarter of 2017, which represents an increase of $1.0 million, or 8.2%. As discussed above, this increase was due to the increase in the Partnership’s weighted average interest in the third quarter of 2018 (related to increased interest charges on our variable interest bearing secured debt).

The Partnership reported average daily hire gross of commissions (1)  of approximately $59,800 per day per vessel in the three months ended September 30, 2018, as compared to approximately $65,200 per day per vessel in the same period of 2017. During the three-month period ended September 30, 2018, the Partnership’s vessels operated at 99% utilization as compared to 97% utilization in the same period of 2017.

(1) Average daily hire gross of commissions , which is further discussed in Appendix B,  represents voyage revenue without taking into consideration the non-cash time charter amortization expense and amortization of prepaid charter revenue, divided by the Available Days (as defined in Appendix B of this press release) in the Partnership’s fleet

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financial statements presented below.

Liquidity/ Financing/ Cash Flow Coverage

As of September 30, 2018, the Partnership reported free cash of $59.5 million. Total indebtedness outstanding as of September 30, 2018 was $724.0 million (gross of unamortized deferred loan fees), which includes amounts outstanding under the Term Loan B and the Partnership’s $250.0 million senior unsecured notes due October 30, 2019. As of September 30, 2018, $4.8 million of the Partnership’s outstanding indebtedness was repayable within one year.

The Partnership’s liquidity profile is further supported by the $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor, which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023. The $30 million sponsor facility remains available in its entirety as of the date of this release.

As of September 30, 2018, the Partnership reported working capital surplus of $40.2 million (Q4 2017: $47.5 million).

During the three months ended September 30, 2018, the Partnership generated net cash from operating activities of $13.5 million as compared to $14.8 million in the same period of 2017, which represents a decrease of $1.3 million, or 8.7%. This decrease was attributable to the decrease in net income during the three months ended September 30, 2018, as compared to the same period in 2017, due to the factors discussed above which were, however, counterbalanced by the positive effect of variations in working capital.

Vessel Employment

As of November 15, 2018, the Partnership had estimated contracted time charter coverage(2) for 100% of its fleet estimated Available Days for the rest of 2018, 99% of its fleet estimated Available Days for 2019 and 100% of its fleet estimated Available Days for 2020.

As of the same date, the Partnership’s contracted revenue backlog estimate (3) was approximately $1.42 billion, with an average remaining contract term of 9.9 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts net of scheduled class survey repairs by the number of expected Available days during that period.

(3) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain time charter contracts that the Partnership recently entered into with Yamal are subject to the satisfaction of important conditions (which includes, but are not limited to, a condition requiring that certain defaults have not occurred under two shipbuilding contracts held by special purpose companies that are affiliates of the Partnership but are not controlled by the Partnership, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder.

Conference Call and Webcast: November 16, 2018

As announced, the Partnership’s management team will host a conference call on Friday, November 16, 2018 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Friday, November 23, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In) and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners LP website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2018 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the Company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  LNG  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings and other reports furnished to the U.S. Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except for units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
REVENUES
Voyage revenues	$31,320	$33,471	$96,116	$104,538
EXPENSES
Voyage expenses (including related party)	(930)	(717)	(2,173)	(2,934)
Vessel operating expenses	(6,421)	(6,176)	(18,662)	(20,337)
Dry-docking and special survey costs	(2,346)	(1,096)	(5,042)	(6,227)
General and administrative expenses (including related party)	(475)	(394)	(1,537)	(1,234)
Management fees -related party	(1,600)	(1,553)	(4,747)	(4,609)
Depreciation	(7,645)	(7,642)	(22,684)	(22,677)
Operating income	11,903	15,893	41,271	46,520
Interest and finance costs, net	(12,554)	(11,745)	(36,790)	(34,360)
Other, net	(3)	(165)	56	(446)

Net (loss)/income	$(654)	$3,983	$4,537	$11,714
(Loss)/ Earnings per common unit (basic and diluted)	$(0.07)	$0.06	$(0.01)	$0.16
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	35,490,000	35,490,000	34,227,527

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,536	$67,464
Due from related party	1,117	883
Other current assets	2,870	2,057
Total current assets	63,523	70,404

FIXED ASSETS, NET:
Vessels, net	955,022	977,298
Total fixed assets, net	955,022	977,298
OTHER NON CURRENT ASSETS:
Due from related party	1,350	1,350
Deferred charges	1,918	—
Accrued charter revenue	135	—
Above market acquired time charters	—	5,267
Total assets	$1,021,948	$1,054,319

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$2,678	$2,655
Trade payables	6,313	4,497
Due to related party	116	72
Accrued liabilities	5,107	4,051
Unearned revenue	9,071	11,623
Total current liabilities	23,285	22,898
Deferred revenue	3,140	1,405
Long-term debt, net of current portion and deferred financing costs	710,521	711,698
Total non-current liabilities	713,661	713,103

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at September 30, 2018 and December 31, 2017)	(3)	47
Common unitholders (35,490,000 units issued and outstanding as at September 30, 2018 and December 31, 2017)	211,789	245,055
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2018 and December 31, 2017)	73,216	73,216
Total partners’ equity	285,002	318,318

Total liabilities and partners’ equity	$1,021,948	$1,054,319

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Cash flows from Operating Activities:
Net (loss)/ income:	$(654)	$3,983	$4,537	$11,714
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation	7,645	7,642	22,684	22,677
Amortization and write-off of deferred financing fees	819	839	2,444	4,562
Amortization of fair value of acquired time charter	1,673	1,826	5,267	5,420
Deferred revenue amortization	(121)	142	156	228
Deferred charges amortization	31	—	31	—
Changes in operating assets and liabilities:
Trade receivables	(6)	(27)	87	(223)
Prepayments and other assets	645	370	141	(508)
Inventories	2,028	(1,319)	(1,041)	(1,256)
Due from/ to related parties	1,267	309	(190)	346
Deferred charges	307	—	(505)	—
Trade payables	(2,745)	(1,991)	1,865	4,083
Accrued liabilities	393	(1,765)	1,056	(75)
Unearned revenue	2,204	4,756	(2,552)	(2,635)

Net cash from Operating Activities	13,486	14,765	33,980	44,333

Cash flows from Investing Activities
Other additions to vessels’ equipment	1	—	(408)	—
Net cash used in Investing Activities	1	—	(408)	—

Cash flows from Financing Activities:
Payment of debt securities registration and other filing costs	—	—	(48)	—
Distributions declared and paid	(10,569)	(16,713)	(37,852)	(50,142)
Proceeds from long-term debt	—	—	—	480,000
Repayment of long-term debt	(1,200)	(1,200)	(3,600)	(473,700)
Payment of deferred finance fees	—	(645)	—	(12,568)
Net cash used in Financing Activities	(11,769)	(18,558)	(41,500)	(56,410)

Net increase / (decrease) in cash and cash equivalents and restricted cash	1,718	(3,793)	(7,928)	(12,077)
Cash and cash equivalents and restricted cash at beginning of the period	57,818	74,311	67,464	82,595
Cash and cash equivalents and restricted cash at end of the period	$59,536	$70,518	$59,536	$70,518

Supplemental Information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership’s wholly-owned subsidiary and borrower under the Term Loan B facility and each of its vessel owning subsidiaries, each of which is a subsidiary guarantor of the Term Loan B (collectively “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	September 30,	December 31,
(expressed in thousands of United states dollars)	2018	2017
Balance sheet data:
Total assets	$980,163	$1,010,034
Total cash	19,973	24,596
Total debt, net of deferred loan fees	$464,410	$466,402

	Three months ended September 30,		Nine months ended September 30,
(expressed in thousands of United states dollars)	2018	2017	2018	2017
Income statement and other operational data:
Net income	$3,822	$2,963	$18,195	$24,137
Revenues	31,320	33,471	96,116	104,538
Adjusted EBITDA	$23,942	$26,819	$76,026	$81,840

Arctic LNG Carriers reconciliation of net income to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net income	$3,822	$2,963	$18,195	$24,137
Net interest and finance costs (1)	8,546	13,150	24,651	23,151
Depreciation	7,645	7,642	22,684	22,677
Class survey costs	2,346	1,096	5,042	6,227
Amortization of fair value of acquired time charter	1,673	1,826	5,267	5,420
Amortization of deferred revenue	(121)	142	156	228
Amortization of deferred charges	31	—	31	—
Adjusted EBITDA	$23,942	$26,819	$76,026	$81,840

 (1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in U.S. dollars except for operational data)	2018	2017	2018	2017
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	1,638.0	1,638.0
Available Days (3)	535.5	541.7	1,609.5	1,588.3
Revenue earning days (4)	532.0	526.3	1606.0	1,540.7
Time Charter Equivalent (5)	$56,751	$60,465	$58,368	$63,970
Fleet Utilization (4)	99%	97%	100%	97%
Vessel daily operating expenses (6)	$11,632	$11,188	$11,393	$12,416

      (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days (defined below) in the period.

      (2)  “Calendar Days” are the total days the Partnership possessed the vessels in its fleet for the relevant period.

      (3)  “Available Days” are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

      (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received), during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

      (5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months  ended September 30, 2018 and 2017 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$31,320	$33,471	$96,116	$104,538
Voyage Expenses *	(930)	(717)	(2,173)	(2,934)
Time Charter equivalent revenues	$30,390	$32,754	$93,943	$101,604
Available Days	535.5	541.7	1,609.5	1,588.3
Time charter equivalent (TCE) rate	$56,751	$60,465	$58,368	$63,970

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

      (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net (Loss)/ Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net (loss)/ income	$(654)	$3,983	$4,537	$11,714
Net interest and finance costs (1)	12,554	11,745	36,790	34,360
Depreciation	7,645	7,642	22,684	22,677
Class survey costs	2,346	1,096	5,042	6,227
Amortization of fair value of acquired time charter	1,673	1,826	5,267	5,420
Amortization of deferred revenue	(121)	142	156	228
Amortization of deferred charges	31	—	31	—
Adjusted EBITDA	$23,474	$26,434	$74,507	$80,626

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented above may not be comparable to similarly titled measures of other companies.

Reconciliation of Net (Loss)/ Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2018	2017	2018	2017
Net (loss)/ income	$(654)	$3,983	$4,537	$11,714
Non-cash expense from accelerated amortization of deferred loan fees	—	—	—	2,583
Amortization of deferred revenue	(121)	142	156	228
Amortization of deferred charges	31	—	31	—
Amortization of fair value of acquired time charter	1,673	1,826	5,267	5,420
Class survey costs	2,346	1,096	5,042	6,227
Adjusted Net Income	$3,275	$7,047	$15,033	$26,172
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(1,689)	(1,710)	(5,072)	(6,558)
Common unitholders’ interest in Adjusted Net Income	$1,586	$5,337	$9,961	$19,614
Weighted average number of common units outstanding, basic and diluted:	35,490,000	35,490,000	35,490,000	34,227,527
Adjusted Earnings per common unit, basic and diluted	$0.04	$0.15	$0.28	$0.57

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net (loss)/ income	$(654)	$3,983	$4,537	$11,714
Depreciation	7,645	7,642	22,684	22,677
Amortization and write-off of deferred finance fees	819	839	2,444	4,562
Net interest and finance costs, excluding amortization (1)	11,735	10,906	34,346	29,798
Class survey costs	2,346	1,096	5,042	6,227
Amortization of fair value of acquired time charter	1,673	1,826	5,267	5,420
Amortization of deferred revenue	(121)	142	156	228
Amortization of deferred charges	31	—	31	—
Adjusted EBITDA	$23,474	$26,434	$74,507	$80,626
Less: Net interest and finance costs, excluding amortization (1)	(11,735)	(10,906)	(34,346)	(29,798)
Maintenance capital expenditure reserves	(1,038)	(1,038)	(3,115)	(3,115)
Replacement capital expenditure reserves	(3,195)	(3,195)	(9,584)	(9,584)
Distributable Cash Flow	$7,506	$11,295	$27,462	$38,129

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

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